Exhibit A

Amerop Holdings, Inc.
1800 Broadway, Suite 100
Boulder, CO 80302

October 17, 2017

MusclePharm Corporation
4791 Ironton Street, Unit A
 Denver, CO 80239
Attention:  Special Committee of the Board of Directors

Members of the Special Committee:

Amerop Holdings, Inc. (“Amerop”), the largest stockholder of MusclePharm Corporation (the “Company”), believes that the Company is an outstanding sports nutrition brand, with recognized and extensive distribution channels that contribute to its revenue and present exciting opportunities for growth and stockholder value creation.   Amerop further believes that the enterprise value of the Company is not reflected in its market price, primarily because of the significant financial burden created by the three secured promissory notes held by Ryan Drexler, the Executive Chairman of the board of directors (the “Board”) of the Company and the Chief Executive Officer of the Company, with an aggregate principal amount of $18,000,000 (together, the “Notes”).  Amerop understands that $17,000,000 of the aggregate principal amount of the Notes, together with accrued interest, will become due and payable on November 8, 2017, and that the remaining principal amount of $1,000,000, together with accrued interest, is due and payable on demand.
Amerop has grave concerns over the governance, management, operations and financing of the Company.  These concerns have in whole or part been communicated to Mr. Drexler and the Board in person as well as in Amerop’s counsel’s letter to the Board, dated September 11, 2017.  The purpose of this letter and accompanying term sheet (the “Term Sheet”) is to provide the Company with a solution to the aforementioned concerns as well as to respond to your request for an indicative term sheet as a requirement for Amerop to participate in the process to recapitalize / refinance the Notes, which is being led by a special committee (the “Special Committee”) of the Board.
Amerop understands that the purpose of the Special Committee is to engage in a thorough and independent review of all of the Company’s financing options and to ensure that the outcome of this debt recapitalization / refinancing process will be completed with the best interest of all stockholders of the Company in mind.  On this basis, please consider our proposal as summarized below and as set forth in further detail in the Term Sheet:
•
Amerop will purchase $18 million of newly issued shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) from the Company at a price of $1.96 per share, resulting in Amerop purchasing 9,183,675 shares of Company Common Stock.  Amerop does not require a financing condition or contingency.

•	All of the proceeds of such purchase of Company Common Stock will be used to repurchase and retire immediately at closing the Notes and all rights related thereto.
•
Amerop will have the option to purchase from the Company up to an aggregate of 7 million additional shares of Company Common Stock at any time over the period of 18 months following the closing, at Amerop’s sole option, at a price equal to the 60-day volume weighted average on the business day prior to such option being exercised by Amerop.  Such option may be exercised up to 7 times (in no less than 1 million share increments) during such applicable 18-month period.  The proceeds resulting from Amerop exercising such option will further strengthen the Company’s balance sheet and will allow the Company to execute its growth initiatives.

In addition to removing the excessive financial burden placed on the Company by the Notes, Amerop is proposing that the Company take the following initial steps to address the significant challenges that the Company is facing:
•	Follow the governance guidelines set forth in the Form of Corporate Governance Guidelines of the Company, adopted by the Board on May 8, 2015.
•	Enter into an executive recruitment search for senior management with relevant industry experience who are capable of driving value for all stockholders of the Company.
•	Establish a stable, long-term capital structure that will be conducive to increasing Company stockholder value and providing a path to long-term solvency.
•	Provide transparency and future guidance to the market to bolster Company stockholder confidence and to provide accountability.

Amerop is ready, willing and able to allocate the required resources to complete this transaction on or prior to November 3, 2017.  We have already retained Skadden, Arps, Slate, Meagher & Flom LLP as legal counsel and Duff & Phelps, LLC as a financial advisor to assist us in our due diligence process.
It is critical that the Company expediently provide Amerop the customary level of information and support expected in a process of this type.  Amerop looks forward to receiving the information specified in the information request list that was requested by and provided to the Company’s legal counsel, Ropes & Gray LLP, on October 12, 2017, and is ready to immediately engage with the Special Committee in connection with the recapitalization / refinancing of the Notes.
We believe our proposal is highly compelling and is in the best interest of all stockholders of the Company and is a far superior alternative to the Company than it undertaking another insider transaction with Mr. Drexler.  We look forward to hearing from you.

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Best regards,

/s/ Leonard P. Wessell III
Leonard P. Wessell III
President, Amerop Holdings, Inc.

Enclosure

Amerop Holdings, Inc.

October 17, 2017

Summary of Proposed Terms to Purchase Newly Issued Shares
of Common Stock of MusclePharm Corporation

The following outlines the terms of a proposed investment in MusclePharm Corporation (the “Company”) by Amerop Holdings, Inc. (the “Investor”).  This term sheet (i) is an indication of interest only regarding a transaction on the general terms and conditions outlined herein (the “Transaction”), and (ii) does not create a binding obligation (including any duty to negotiate), fiduciary relationship or joint venture between the parties.  This term sheet does not constitute an offer, agreement (conditional or otherwise), agreement in principle, agreement to agree, or commitment (each a “Commitment”) to provide financing.  For the avoidance of doubt, a Commitment would only be evidenced by a subsequent document executed and delivered by the Investor setting forth the terms and conditions, and providing for the closing, of the Transaction and would be preceded by the satisfactory completion of all legal, accounting and business due diligence.
BASIC TERMS
Issuer	MusclePharm Corporation

Price and Amount
The Investor will purchase $18 million of newly issued shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) from the Company at a price of $1.96 per share, resulting in the Investor purchasing 9,183,675 million shares of Company Common Stock.  If there is accrued interest on the Notes (as defined below), the amount of Company Common Stock that the Investor will purchase will be increased in an amount equal to such accrued interest at closing.

Use of Proceeds
The proceeds from the Transaction will be used by the Company solely to repurchase and retire immediately at closing the following three secured promissory notes of which Ryan Drexler, the Executive Chairman of the board of directors (the “Board”) of the Company and the Chief Executive Officer of Company, is the holder:  (i) the Convertible Secured Promissory Note, dated December 7, 2015, as amended by the First Amendment to such Convertible Secured Promissory Note, dated January 14, 2017, in the original principal amount of $6,000,000, (ii) the Convertible Secured Promissory Note, dated November 8, 2016, in the original principal amount of $11,000,000, and (iii) the Secured Demand Promissory Note, dated July 27, 2017, in the original principal amount of $1,000,000  (together, the “Notes”).

Source of Funds
The Investor intends to fund the Transaction using funds available to it and to entities wholly owned and controlled by Leonard P. Wessell III.  There will be no financing condition or contingency with respect to the Transaction.

Working Capital Option
The Investor will have the option to purchase from the Company up to an aggregate of 7 million additional shares of Company Common Stock at any time over the period of 18 months following the closing, at the Investor’s sole option, at a price equal to the 60-day volume weighted average on the business day prior to such option being exercised by the Investor.  Such option may be exercised up to 7 times (in no less than 1 million share increments) during such applicable 18-month period.

Representations and Warranties	Customary representations and warranties from the Company and the Investor for a transaction of this type.

Publicity
The Investor will have the right to consent to any use of its name (or the name of any of its affiliates) in any press releases or public statements issued, or any governmental or regulatory filings made, by the Company.

Target Closing	On or prior to November 3, 2017.

Fees and Expenses	Each party will be responsible for its own fees and expenses related to the Transaction.

INVESTOR RIGHTS

Board Representation	The Investor will have Board and committee representation commensurate with its post-Transaction ownership percentage.

Protective Provisions	Customary governance rights and covenants for a transaction of this type.

Preemptive Rights
In the event that the Company determines to issue any shares of Company Common Stock or any securities convertible, exchangeable, exercisable, or redeemable, in each case, into Company Common Stock other than pursuant to the Company’s option plan or other standard exceptions, the Investor will be entitled to purchase, on a pro rata basis, additional shares of Company Common Stock or securities convertible, exchangeable, exercisable, or redeemable, in each case, into Company Common Stock in such amounts as is necessary to maintain its fully diluted percentage of equity ownership at the same level as it existed prior to such issuance by the Company.

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REGISTRATION RIGHTS

Demand Registration
The Investor will have the right on two separate occasions to require the Company to file a registration statement under the Securities Act of 1933 for the public sale of such number of shares of Company Common Stock as the Investor may request provided that the aggregate offering price of such shares is at least $3,000,000.  The Company will use its best efforts to cause such shares to be registered subject to customary underwriter cutbacks, pro rata based on total holdings.  If a registration statement is withdrawn as a result of changes in conditions at the Company, it will not count towards such demand rights.

S-3 Registration
Holders of registrable securities will be entitled to two Form S-3 registrations per year, if available for use by the Company, and unlimited shelf takedowns under such shelf registration statement subject to no more than two fully marketed offerings in any one-year period.

Piggyback
The Investor will be entitled to unlimited “piggyback” registration rights on registrations initiated by the Company or any other stockholders of the Company, subject to customary underwriter cutbacks.

Priority of Demand
The shares of Company Common Stock of the Investor will have priority in all registrations over all other shares except for registrations initiated by the Company in which case the shares of Company Common Stock being sold by the Company for its own account will have priority.

Registration Expenses
The Company will pay the customary cost of registration, including registration and filing fees, exchange listing fees, printing expenses, fees and expenses of counsel for the Company, and the reasonable expenses of one counsel for the Investor and state blue sky fees.  The Investor will pay underwriting discounts and selling commissions.

Holdback / Lockup	The Company will be subject to a customary holdback of up to 180 days and will agree to sign any reasonable lockup requested by the underwriter in connection with an offering.

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DOCUMENTATION

Note Purchase Transaction Documents

i.	Stock Purchase Agreement

ii.	Stockholders’ Agreement (containing registration rights)

iii.	Amended and Restated Certificate of Incorporation (to the extent necessary)

iv.	Various and other documents and amendments (to the extent necessary)

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